UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          SHELBOURNE PROPERTIES I, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    821373107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 821373107

1        NAME OF REPORTING PERSON
                  LONGACRE CORP.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           42,411

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           42,411

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           42,411

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.05%
14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
CUSIP No. 821373107

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  /X/

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                           42,411

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                           42,411

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           42,411

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.05%
14       TYPE OF REPORTING PERSON*
                           IN

                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This  Schedule  13D  relates  to the  common  stock,  $.01 par  value  (the
"Shares"), of Shelbourne Properties I, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o First Winthrop Corporation, 7 Bulfinch Place, Suite 500, Boston, MA 02114.


Item 2.           Identity and Background

     The persons filing this statement are Longacre Corp., a Delaware corporation ("Longacre") and Carl C. Icahn, a citizen of the United States of America (collectively with Longacre, the "Registrants"). The principal business address and the address of the principal office of (i) Longacre is 100 South Bedford Road, Mount Kisco, New York 10549, and (ii) Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Mr. Icahn is the sole shareholder and director of Longacre. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Longacre. The executive officers of Longacre are as follows: Edward E. Mattner - President, Robert J. Mitchell - Vice President and Treasurer, and Gail Golden - Vice President and Secretary.

     Longacre is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as the President and Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     Except as disclosed on Exhibit 2 attached hereto and incorporated herein, none of Carl C. Icahn, Longacre nor any executive officer of Longacre, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

     Longacre acquired the 4,911 Shares as a result of the conversion on April 17, 2001 of the units of Integrated Resources High Equity Partners, L.P.-Series 85, held by Longacre into the shares of the Issuer, in connection with the merger of Integrated Resources High Equity Partners, L.P.-Series 85 with and into the Issuer. As of August 5, 2002, the aggregate purchase price of the 42,411 Shares (including the Shares held as a result of the foregoing conversion) purchased by Longacre was $1,689,520 (including commissions). The source of funding for the purchase of these Shares was general working capital of Longacre.


Item 4.           Purpose of Transaction

     On August 2, 2002, Carl C. Icahn delivered a letter to the board of directors of the Issuer, which letter is attached hereto as Exhibit 3 and incorporated herein in its entirety. The Registrants are aware of the press release by HX Investors, L.P. describing agreements reached by HX Investors and the Issuer. In light of the press release, the Registrants will not proceed with the tender offer and other transactions set forth in the letter.

     Previously, on July 29, 2002, (i) Carl C. Icahn issued a press release (a copy of the press release is attached as Exhibit 5 hereto and is incorporated herein in its entirety), indicating that his related companies are prepared to initiate a tender offer for the shares of the Issuer (the "Icahn Offer"), (ii) Longacre commenced legal actions referred to in the press release, and (iii) the Registrants entered into negotiations with the Issuer with respect to the Icahn Offer. On July 31, 2002, an affiliate of the Registrants entered into a confidentiality agreement with the Issuer. On August 1, 2002, Carl C. Icahn delivered a letter to the board of directors of the Issuer, which letter is attached hereto as Exhibit 4 and incorporated herein in its entirety.

     The Registrants have in the past had conversations with HX Investors regarding HX Investors' tender offers, including the possibility of providing equity or debt financing for those transactions. Those discussions did not lead to any agreements or understandings.

     The Registrants reserve the right, from time to time, to acquire additional Shares and to dispose of the Shares.


Item 5.           Interest in Securities of the Issuer

     (a) As of the close of the business day on August 5, 2002, Registrants may be deemed to beneficially own, in the aggregate, 42,411 Shares, representing approximately 5.05% of the Issuer's outstanding Shares (based upon the 839,286 Shares stated to be outstanding as of July 3, 2002 by the Issuer in the Issuer's
Schedule 14D-9 filing, filed with the Securities and Exchange Commission on July 10, 2002).

     (b) Longacre has sole voting power and sole dispositive power with respect to the 42,411 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to the 42,411 Shares held by Longacre.

     Mr. Icahn, by virtue of their relationships to Longacre (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Longacre directly beneficially owns. Mr. Icahn disclaims beneficial ownership of the Shares held by Longacre for all other purposes.

     (c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.

                                                             No. of Shares Price
Name               Date                      Purchased       Per Share

Longacre           06/28/02                   10,000           $43.50

Longacre           07/23/02                    1,100          $50.3636

Longacre           07/24/02                    3,700          $51.0338

Longacre           07/26/02                      600          $51.30


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants.

2.       Statement pursuant to Item 2(e).

3.       Letter to the board of directors of the Issuer dated August 2, 2002.

4.       Letter to the board of directors of the Issuer dated August 1, 2002.

5.       Press Release dated July 29, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2002


LONGACRE CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: President




/s/Carl C. Icahn
Carl C. Icahn


 [Signature Page of Schedule 13D with respect to Shelbourne Properties I, Inc.]

                                                                  Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Shelbourne Properties I, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 5th day of August, 2002.



LONGACRE CORP.


By:      /s/Edward E. Mattner
         Name: Edward E. Mattner
         Title: President



/s/Carl C. Icahn
Carl C. Icahn


            [Joint Filing Agreement for Schedule 13D with respect to
                         Shelbourne Properties I, Inc.]

                                                                   Exhibit 2

On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22.

                                                                   Exhibit 3

                                  CARL C. ICAHN
                                767 FIFTH AVENUE
                                   SUITE 4700
                            NEW YORK, NEW YORK 10153


                                                                  August 2, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

     We have been engaged in discussions contemplating that my affiliated companies ("Purchaser"), enter into agreements with Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the "Companies"), with respect to tender offers for shares of the Companies and the liquidation of their assets.

     You are hereby advised that we are prepared to complete the transaction as we have proposed it to you at the purchase price for shares of the Companies as set forth below:

                     Icahn
                     Purchase Price             Number of Shares

    HXD              $63.15                     251,785
    HXE              $73.85                     268,444
    HXF              $58.30                     236,631

     We would also agree to add to the Stock Purchase Agreements the following undertakings and covenants which you designated as significant:

     1. The Equity Amount for each Company in the calculation of "Net Proceeds" will be modified to equal the greater of (i) the current Equity Amount as set forth in the Plan of Liquidation or (ii) the revised tender offer price in the final Ashner offer multiplied by the current outstanding number of shares in such Company.

     2. Purchaser will agree not to acquire or have one of its affiliates acquire any property of the Companies or support a sale of any property of a Company to Northstar Capital Investment Company or its affiliates.


     3. Purchaser's non-independent nominees to the Board of Directors of the Companies will, subject to their fiduciary duties and existing obligations of the Companies, support and recommend the implementation of the following distribution policy for the Companies:

         a. The Companies will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

         b. 80% of each Company's current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of Purchaser as directors of such Company.

4. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that:

         a. All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

         b. All net property sale proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

     5. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with Purchaser and so long as a majority of the Boards of Directors consist of members nominated by Purchaser, or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 4 above shall result in each of the following:

         a. Permanent elimination of the Incentive Payment.

         b. Elimination of any service fees payable to affiliates of Purchaser by the Companies during the period in which the distribution was delayed.

         c. Elimination of any fees payable to directors (other than those of objecting directors) of the Companies during the period in which the distribution was delayed.

     6. If prior to any date set forth below, stockholders shall not have received aggregate distributions equal on a per share basis to:

                                       By 12/31/04    By 12/31/05    By 12/31/06
Shelbourne Properties I, Inc.          $16.00         $32.00         $48.00
Shelbourne Properties II, Inc.         $18.66         $37.33         $56.00
Shelbourne Properties III, Inc.        $14.66         $29.33         $44.00

then Purchaser will vote its shares at the next annual meeting of stockholders following the first such failure for the applicable Company(ies) in proportion to the stockholders not affiliated with Purchaser on all matters properly brought before the meeting and the applicable Company(ies) will endeavor to cause such meeting to be held not later than May 30, 2005; May 30, 2006 and May 30, 2007, as applicable.

     7. If any of the Plans of Liquidation are not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of Purchaser will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such sale occurs or 90 days following the sale.

     8. As a part of the Stock Purchase Agreement, I would agree that upon payment of the break-up fee (up to the existing $1.5 million obligation) to the Ashner group, I will reimburse the Companies for such amounts when paid.

     If there are additional matters that should be addressed, or additional matters raised in the bid by the Ashner group, please contact us so that we may respond promptly.

                                                     Very truly yours,


                                                     /s/ Carl C. Icahn
                                                     Carl C. Icahn

                                                                  Exhibit 4

                                  CARL C. ICAHN
                                767 FIFTH AVENUE
                                   SUITE 4700
                            NEW YORK, NEW YORK 10153



                                                              August 1, 2002

The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, NY 10022

Gentlemen:

We have been engaged in discussions contemplating that Cove Acquisition I, LLC, one of my affiliated companies, enter into agreements with Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the "Companies"), with respect to tender offers for shares of the Companies and the liquidation of their assets. As of early this morning, those discussions had reached an advanced stage, with documentation nearly completed. By mid-morning, however, we were advised that the Companies had received a letter from HX Investors, L.P., an affiliate of Michael Ashner, regarding improved terms to their earlier bid.


You are hereby advised that we are prepared to complete the transaction as we have proposed it to you and to increase the purchase price for shares of the Companies by 7% over the Ashner bid as follows:

                  Icahn              Ashner
                  Purchase Price     Purchase Price         Number of Shares

HXD               $63.15             $59.00                 251,785
HXE               $73.85             $69.00                 268,444
HXF               $58.30             $54.50                 236,631

This proposal is conditional upon execution and delivery of acceptable agreements prior to 3:00 P.M. tomorrow, Friday, August 2, 2002.

                                                              Very truly yours,


                                                              /s/ Carl C. Icahn
                                                              Carl C. Icahn

                                                              Exhibit 5


                      Icahn Led Group to Make Tender Offer
               For Shares of Shelbourne Properties I, II and III.
                 Price Exceeds HX Investor's Prior Offer by 10%;
                           Reduces Liquidation Costs.


New York, NY, July 29, 2002 - Investor Carl C. Icahn today announced that his related companies, together with outside investors, are prepared to initiate competing tender offers (the "Icahn Offers") for shares of Shelbourne Properties I, Inc. (AMEX: HXD), Shelbourne Properties II, Inc. (AMEX: HXE) and Shelbourne Properties III, Inc. (AMEX: HXF) (collectively the "Companies"), as follows:

                   Icahn              Ashner
                   Purchase Price     Purchase Price        Number of Shares

 HXD               $58.30             $53                   251,785
 HXE               $68.20             $62                   268,444
 HXF               $53.90             $49                   236,631

Mr. Icahn noted that the prices  represent  premiums of  approximately  10%
over the share prices specified in the tender an offers previously announced by HX Investors, L.P., a company affiliated with Michael L. Ashner (the "Ashner Offers"). In order to preserve REIT status, the Icahn Offers will be structured in a manner to assure that no individual exceeds 8% beneficial ownership of each Company.

The Icahn Offers will be on the same terms and conditions as the Ashner Offers and will contemplate that the Companies and their affiliates will enter into agreements substantially similar to those entered into with HX Investors, L.P. and its affiliates, including the grant by the Companies of similar approvals, waivers and consents. However, rather than the charge of 25% of liquidation proceeds included in the HX Investors deal, Icahn indicated that he would accept a reduced amount of 15% which would be structured in a manner to comply with legal requirements applicable to REITs. In that regard, an affiliate of Mr. Icahn is today commencing legal actions challenging the legality of the Ashner Offers, which include allegations concerning the effects that the Ashner Offers and the related 25% liquidation charge may have on the REIT status of the Companies and the after-tax proceeds available to shareholders and the adequacy of the disclosures set forth in the Ashners Offers. The Icahn Offers will not be subject to financing.

Mr. Icahn indicated that his affiliates are prepared to meet immediately with the Companies to complete any necessary documentation. Mr. Icahn stated "I believe that the Shelbourne Board agreed to a deal that does not provide sufficient value to shareholders. The strength of that belief is reflected in my willingness to increase the tender price by 10% above the Ashner Offers approved by the Board and to reduce the liquidation cost. I call on the members of the Shelbourne Board of Directors to act promptly to facilitate the completion of this bid. The Board of Directors should also carefully review the allegations set forth in the litigation being commenced today when considering, as they must, the best interests of shareholders."

The Icahn Offers will be conditioned on the termination of the Stock Purchase Agreements dated as of July 1, 2002 between, among others, the Companies and HX Investors in accordance with their terms and on the designees of HX Investors not being appointed to the Board of Directors of the Companies.

Upon the commencement of any tender offer, the bidders will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. In that event, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange Commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.
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# # # # Contact: Susan Gordon: 212-702-4309